John L. Reizian

2nd Vice President and Associate General Counsel

The Lincoln National Life Insurance Company

350 Church Street

Hartford, Connecticut  06103-1106

Telephone: (860) 466-1539

Facsimile:  (860) 466-1778

John.Reizian@LFG.com

February 27, 2009

Ellen J. Sazzman, Esq.

U. S. Securities and Exchange Commission

Division of Investment Management

Office of Insurance Products

100 F Street, N. E.

Washington, DC  20549

Re:                   Lincoln Life Flexible Premium Variable Life Account Y

The Lincoln National Life Insurance Company

File No. 333-156123; 811-21028; CIK: 0001163403

Initial Registration Statement, Form N-6

Dear Ms. Sazzman:

This is in response to your correspondence dated February 12, 2009 regarding the filing referenced above.  I have provided both a clean copy and a blacklined version of the revised page within the prospectus for your review.  Below are the responses to your comments in the order in which they received:

1.  Cover Page (p.1)

a.               Please confirm that the contract name on the front cover page of the prospectus is and will continue to be the same as the EDGAR class identifiers associated with the contract.

Response:  The contract name on the front cover of the prospectus (American Legacy AssetEdgesm VUL) is and will continue to be the same as the EDGAR class identifier.

b.              Please disclose to staff whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the policy or whether the company will primarily responsible for paying out on any guarantees associated with the policy.

Response:  There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the policy.

2.  Total Annual Fund Operating Expenses Table (pp. 8-9)

a.               Please confirm to staff that the Total Annual Fund Operating Expenses table for the portfolio companies includes fees and expenses incurred indirectly by the portfolio companies as a result of investment in shares of one or more Acquired Funds calculated in accordance with Instructions 3(f) to Item 3 of Form N-1A.

Response:  Please be advised there are no acquired fund fees within this product.

b.              Please confirm to staff that the Total Annual Fund Operating Expenses table does not reflect any fee waivers or reimbursements and explain to staff why footnote 8 ends in the middle of a sentence.

Response:  There are no fee waivers or reimbursements for any of the funds within this product.  Also, we wish to reaffirm that footnote 8 has been removed in its entirety.

Note:  The strike through on the blacklined copy appears to be misaligned with the sentence.  Please accept my apologizes for any confusion this may have caused.

3.  Sub-Accounts and Funds (p.12)

a.               If applicable, please note that funds offered in a fund of fund structure may have higher expenses than funds invested directly in debt and equity securities.  See Form N-6, Item 4(c).

Response:  Not applicable for this product.

b.              Please state conspicuously how investors may obtain a prospectus containing more complete information on each portfolio company.  See Form N-6, Item 4(d).

Response:  We have added the following sentence to the last paragraph prior to the fund objectives on page 12:

Prospectuses for each of the Underlying Funds listed below accompany this prospectus and are available by calling 1-800-444-2363.

4.  Contracts and Agreements (Part C)

Where required by Item 26 of Form N-6, please file actual agreements as opposed to “form of” agreements, e.g. underwriting contracts and reinsurance contracts. If actual agreement is not yet available, please indicate that it will be filed by subsequent amendment.

Response:  We have corrected the reference.  The actual agreement had previously been filed.

6.  Power of Attorney (Part C)

Power of Attorney specifically referring to the 1933 Act file number will be included with Pre-Effective Amendment No. 1.

7.  Financial Statements, Exhibits and Other Information

Required financial statements, consent of independent registered public accounting firm, opinion of counsel and other exhibits will be filed by Pre-Effective Amendment No. 1.

8.  Tandy Representations

Our letter requesting acceleration of the registration statement will include the “Tandy Representations”.

Thank you in advance for your assistance.  Should you have comments or questions, I may be reached by telephone or facsimile at the numbers noted above, or by e-mail at: John.Reizian@LFG.com

Sincerely,

John L. Reizian

2nd Vice President and Associate General Counsel

owner assets. Alternatively, we may seek to substitute another fund which follows a similar investment objective as the fund in which a Sub-Account invests, subject to receipt of applicable regulatory approvals. Finally, when we develop a variable life insurance product in cooperation with a fund family or distributor (e.g., a "private label" product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

A given Underlying Fund may have an investment objective and principal investment strategy similar to those for another fund managed by the same investment adviser or subadviser. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the funds are similar, the investment results may vary.

Several of the Underlying Funds may invest in non-investment grade, high-yield,

and high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual fund prospectus.

There is no assurance that the investment objective of any of the Underlying

Funds will be met. You assume all of the investment performance risk for the

Sub-Accounts you select. The amount of risk varies significantly among the

Sub-Accounts. You should read each Underlying Fund's prospectus carefully before making investment choices.

Additional Sub-Accounts and Underlying Funds may be made available in our discretion. The right to select among Sub-Accounts will be limited by the terms and conditions imposed by the Company.

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The Underlying Funds and their investment adviser and objectives are listed below. Comprehensive information on each underlying fund, its objectives and past performance may be found in that fund's prospectus. Prospectuses for each of the Underlying Funds listed below accompany this prospectus and are available by calling 1-800-444-2363.

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American Funds Insurance Series, advised by Capital Research and Management

Company

     o Asset Allocation Fund (Class 2): Current income.

     o Blue Chip Income and Growth Fund (Class 2): Income and growth.

     o Bond Fund (Class 2): Current income.

     o Cash Management Fund (Class 2): Preservation of capital. (Referenced as

       "Money Market Sub-Account")

     o Global Bond Fund (Class 2): Total return.

     o Global Discovery Fund (Class 2): Long-term growth.

     o Global Growth Fund (Class 2): Long-term growth.

     o Global Growth and Income Fund (Class 2): Growth and income.

     o Global Small Capitalization Fund (Class 2): Long-term growth.

     o Growth Fund (Class 2): Long-term growth.

     o Growth-Income Fund (Class 2): Growth and income.

     o High-Income Bond Fund (Class 2): High current income.

     o International Fund (Class 2): Long-term growth.

     o New World Fund (Class 2): Long-term growth.

     o U.S. Government/AAA-Rated Securities Fund (Class 2): High current income.

Sub-Account Availability and Substitution of Funds

Lincoln Life may close Sub-Accounts and may seek to substitute shares of other funds as the fund in which a Sub-Account invests if:

1) the shares of any Underlying Fund should no longer be available for investment by the Separate Account; or

2) the Sub-Account has not attracted significant policyholder allocations; or

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